FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2000

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	MICROLOGIX INITIATES PHASE I CLINICAL TRIAL FOR PREVENTION OF HOSPITAL - ACQUIRED INFECTIONS CAUSED BY STAPHYLOCOCCUS AUREUS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    October 30, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

FOR IMMEDIATE RELEASE	TRADING SYMBOL: MBI (TSE/CDNX) MGIXF (US over the counter)
Investor Relations Contact: Arthur J. Ayres Micrologix Biotech Inc. Telephone: (604) 221-9666 Toll-Free: (800) 665-1968 Fax: (604) 221-9688

MICROLOGIX INITIATES PHASE I CLINICAL TRIAL FOR PREVENTION OF HOSPITAL - ACQUIRED INFECTIONS CAUSED BY STAPHYLOCOCCUS AUREUS

Vancouver, February 15, 2000 - Micrologix Biotech Inc. has initiated a Phase I clinical trial in the US of MBI 853NL, a potential new treatment to prevent hospital-acquired infections caused by Staphylococcus aureus (S. aureus), including methicillin-resistant S. aureus (MRSA). Micrologix plans to complete the trial which will assess the safety and antimicrobial activity of MBI 853NL by mid-2000 and to initiate Phase II trials during the second half of the year.

The Phase I trial will be a randomized, double-blind, placebo-controlled, dose-response study involving 30 healthy volunteers who are carriers of S. aureus in their nasal passages. Besides determining the safety and tolerability following intranasal application of MBI 853NL, the study is designed to investigate the effectiveness in eliminating and preventing regrowth of S. aureus in the nose.

S. aureus is one of the most important causes of the 2.5 million hospital-acquired (nosocomial) infections that occur each year in the US. This organism is carried in the nasal passages of more than 20% of healthy adults. Clinicians have known for decades that individuals who are nasal carriers of S. aureus are at an increased risk of developing serious staphylococcal infections. Nasal carriers of S. aureus have up to a 3.5-fold increased risk of developing a surgical wound infection, and in certain groups of dialysis patients, the risk of infection is increased by up to 14-fold. Additionally, patients are at risk of being infected by S. aureus carried in the noses of hospital care workers. Studies have shown that eliminating S. aureus nasal carriage lowers the incidence of these nosocomial infections and thus should decrease the associated cost of medical care.

The current arsenal of antimicrobial drugs for eliminating S. aureus carriage is very limited and is diminishing rapidly with the onset of resistance to these agents. Due to its unique mode of action, Micrologix's MBI 853NL has superb antibiotic properties, killing both sensitive and methicillin-resistant strains of S. aureus (MRSA) and, as demonstrated in preclinical studies, does not generate resistance itself. These qualities offer significant advantages for the use of MBI 853NL in the infection-control practices of hospitals as well as an adjunctive therapy aimed at reducing the incidence of postoperative and other S. aureus infections.

Micrologix Biotech Inc. is a biopharmaceutical company developing novel drugs to treat severe and life-threatening diseases-particularly those caused by antibiotic-resistant microorganisms. Micrologix has been granted fast track designation by the US Food and Drug Administration for MBI 226, an antimicrobial drug product for the prevention of central venous catheter-related bloodstream infections which the Company anticipates will be in Phase III clinical trials in Q3 2000. The Company initiated a Phase I study of MBI 594AN for the treatment of acne in January 2000 and plans to commence Phase II in H2 2000. Micrologix's portfolio of drug candidates is based on improved analogs of the anti-infective peptide compounds found in the host-defense systems of most life forms.

The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others those described in the Company's annual report on Form 20-F, including the following: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.

The Toronto Stock Exchange and the Vancouver Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.